For Immediate Release January 22, 2004

SAP Announces 2003 Fourth Quarter and Full Year Results

Company Reports Record Operating Income and Earnings Per Share for 2003
Company Continued to Gain Market Share in 2003
Company Expects Software Revenues to Increase by Around 10% in 2004

     WALLDORF — January 22, 2004 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2003. Highlights of the results are as follows.

HIGHLIGHTS

Full Year 2003

•	Operating income was a record €1.7 billion (2002: €1.6 billion), which was an increase of 6% compared to last year. Pro forma operating income(1) was €1.9 billion (2002: €1.7 billion), representing an increase of 12% from 2002.

•	Net income was a record €1.1 billion (2002: €509 million), or €3.48 per share (2002: €1.63 per share), and pro forma net income(1) was €1.2 billion (2002: €964 million), or pro forma €3.84 per share(1) (2002: €3.08 per share). Full year 2002 net income and earnings per share were impacted by impairment charges related to the Commerce One write down of €297 million.

•	The operating margin was 25%, which was up three percentage points year-over-year. The pro forma operating margin(1) was 27%, which represented an increase of 4 percentage points compared to 2002.

•	Software revenues were €2.1 billion (2002: €2.3 billion), representing a decrease of 6% compared to 2002. At constant currency(4), software revenues increased 1% year-over-year.

SAP Reports 2003 Fourth Quarter and Full Year Results

•	Once again, SAP gained significant share against its four largest competitors. On a rolling four quarter basis, the Company’s worldwide share of the market against its four largest competitors (defined as SAP and the four companies mentioned in footnote 2) based on software revenues was 59% at the end of the fourth quarter of 2003 compared to 58% at the end of the third quarter of 2003 and 51% at the end of the fourth quarter of 2002.

•	SAP’s U.S. organization achieved a strong turnaround in 2003 with substantial increases in both software revenues and profitability compared to 2002. Software revenues in U.S. dollars increased by 23% year-over-year.

•	The Company now considers itself to be the largest CRM application software vendor when measuring its CRM software revenues against its competitors on a rolling four quarter basis.

•	Total revenues were €7.0 billion (2002: €7.4 billion), down 5% compared to 2003. At constant currency(4), total revenues increased 3% compared to 2002.

Fourth Quarter 2003

•	Net income was €423 million (2002: €474 million), or €1.36 per share (2002: €1.52 per share), and pro forma net income(1) was €481 (2002: €493), or €1.55 per share (2002: €1.58 per share).

•	Software revenues were €931 million (2002: €958 million), down 3% from the same period last year but increased by 3.5% at constant currency(4).

•	Total revenues were €2.2 billion (2002: €2.3 billion), representing a decrease of 3% compared to the same period last year but increased by 4% at constant currency(4).

     “2003 was a challenging but excellent year for SAP, as we reported record operating income, earnings per share, margin growth and gains in share against our next four largest competitors,” said Henning Kagermann, Chief Executive Officer of SAP. “Additionally, both software and total revenues grew year-over-year on a constant currency basis, outperforming our competitors.”

SAP Reports 2003 Fourth Quarter and Full Year Results

BUSINESS OUTLOOK

     SAP is providing the following outlook for the full year 2004.

•	Software revenues are expected to increase by around 10% compared to 2003.

•	The pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, is expected to increase by around one percentage point compared to 2003.

•	Pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, are expected to be in the range of €4.20 to €4.30 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.25 per €1.00.

     Mr. Kagermann continued, “Our more closely aligned development and field organizations, the success of launches like SAP NetWeaver and our undisputed industry leadership with our innovative product offerings have prepared us well for 2004. We believe 2004 will demonstrate the continuation of a trend that we saw evolve in the second half of 2003: clear signs that companies started picking up the pace of their software investments. Our pipeline is strong, and with our unmatched product portfolio and an expected rebound in the economy in the second half of 2004, our sales, marketing and R&D efforts will be focused on the growth opportunities we see for 2004.”

BUSINESS REVIEW — Full Year 2003

Key figures at a glance (in € millions)
SAP Group

	2003	2002	Change	% Change

Revenues	7,025	7,413	-388	-5%
Software revenues	2,147	2,291	-144	-6%
Income before taxes	1,783	1,108	+675	+61%
Net income	1,080	509	+571	+112%
Headcount, in FTE (Dec. 31)	29,610	28,797	813	+3%

SAP Reports 2003 Fourth Quarter and Full Year Results

Full Year Software Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	2003	2002	Change	% Change

Total	2,147	2,291	-144	-6%
- at constant currency rates				+1%
EMEA	1,245	1,387	-142	-10%
- at constant currency rates				-9%
Asia Pacific	275	275	0	0%
- at constant currency rates				+11%
Americas	627	629	-2	0%
- at constant currency rates				+19%

     For 2003, the 19% constant currency(4) software revenues growth in the Americas region was mainly the result of a strong performance in the U.S. At constant currencies(4), the U.S. increased software revenues 23% which was a significant rebound from 2002. The EMEA region, which was relatively weak for most of the year, improved substantially in the fourth quarter of 2003 with software revenues growing 2% (3% at constant currencies(4)). The APA region finished the year up 11% at constant currencies(4), with much of the growth coming from high potential geographies such as China and India.

Full Year Total Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	2003	2002	Change	% Change

Total	7,025	7,413	-388	-5%
- at constant currency rates				+3%
EMEA	3,990	4,064	-74	-2%
- at constant currency rates				0%
Asia Pacific	837	862	-25	-3%
- at constant currency rates				+7%
Americas	2,198	2,487	-289	-12%
- at constant currency rates				+6%

SAP Reports 2003 Fourth Quarter and Full Year Results

Full Year Software Revenue by Solution (in € millions)(5)
SAP Group

	2003	2002	Change	% Change

mySAP Financials & HR	801	927	-126	-14%

mySAP SCM	477	464	+13	+3%
mySAP CRM	440	473	-33	-7%

mySAP
BI/EP/SRM/Marketplaces	273	259	+14	+5%

mySAP PLM	156	168	-12	-8%

Total License Revenue	2,147	2,291	-144	-6%

BUSINESS REVIEW — Fourth Quarter 2003

Key figures at a glance (in € millions)
SAP Group

	4Q 2003	4Q 2002	Change	% Change

Revenues	2,215	2,275	-60	-3%

Software revenues	931	958	-27	-3%

Income before taxes	700	790	-90	-11%

Net income	423	474	-51	-11%

Headcount, in FTE (Dec. 31)	29,610	28,797	813	+3%

Fourth Quarter Software Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	Q4 2003	Q4 2002	Change	% Change

Total	931	958	-27	-3%

- at constant currency rates				+3%

EMEA	578	568	+10	+2%

- at constant currency rates				+3%

Asia Pacific	102	119	-17	-14%

- at constant currency rates				-8%

Americas	251	271	-20	-7%

- at constant currency rates				+9%

     Germany and the U.S. were particularly strong during the fourth quarter of 2003. Software revenues in Germany were up 17% year-over-year and in the U.S, software revenues were down 3%, but more importantly at constant currencies(4) software revenues in the U.S.

SAP Reports 2003 Fourth Quarter and Full Year Results

increased 16%. On a rolling four quarter basis, the Company believes it continued to gain share in the U.S. against its four largest competitors and strengthened its number one position as the largest business application software vendor in terms of share against its four largest competitors in the U.S. based on software revenues.(3)

Fourth Quarter Total Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	4Q 2003	4Q 2002	Change	% Change

Total	2,215	2,275	-60	-3%

- at constant currency rates				+4%

EMEA	1,317	1,289	+28	+2%

- at constant currency rates				+4%

Asia Pacific	246	265	-19	-7%

- at constant currency rates				-1%

Americas	652	721	-69	-10%

- at constant currency rates				+6%

KEY EVENTS IN 2003

•	SAP continues to strengthen its leading position in the business applications software market. Major contracts in the fourth quarter include Raytheon, Schwan Food, and Suncor in the Americas; Airbus, Deutsche Bahn, and Rexam in EMEA; and Asian Airlines, New China Life Insurance, and Yamaha in APA.

•	The Company announced the launch of the next evolutionary step of its industry-leading integration and application platform, SAP NetWeaver. SAP takes the technology high ground by designing SAP NetWeaver to be fully interoperable with Microsoft .NET and IBM WebSphere (J2EE). The new platform enables organizations to integrate people, information, and business processes across technologies and organizations.

•	SAP announced the Enterprise Services Architecture (ESA), the blueprint for complete, services-based business solutions, allowing companies to drive additional business value from existing technology investments and enabling, for the first time, enterprise-scale usage of Web services. Going forward, all SAP solutions will be developed using the ESA blueprint, and are expected to set new standards in usability, scalability, adaptability, and extensibility.

•	SAP realigned its development organization and created Business Solution Groups (BSGs) and Application Platform & Architecture (AP&A) group, to strengthen the ability of its development and industry business units to more effectively meet evolving and demanding customer needs, to improve agility and speed, and to provide SAP with an effective and coordinated platform for continuous innovation.

SAP Reports 2003 Fourth Quarter and Full Year Results

•	SAP held its Annual General Meeting in May. Hasso Plattner, former Co-Chairman and CEO of the SAP Executive Board, was elected as a member of the Supervisory Board and then elected Chairman by that Board. A dividend in the amount of €0.60 per non-par value share was paid to SAP shareholders.

•	SAP began shipping SAP Master Data Management (SAP MDM), a new offering that enables companies to harmonize data across diverse applications and IT landscapes, solving the common problems generated by similar but different customer, product or vendor information stored across multiple systems.

•	SAP completed development of SAP for Banking, banking industry’s most comprehensive standard solution to streamline and cut costs of core banking processes on single banking platform. Deutsche Postbank AG, Germany’s largest retail bank, went live with enhanced transaction banking functionality from the SAP for Banking portfolio of solutions. The go-live at Postbank marked the successful completion of an extensive development effort at SAP that extends the functionality in SAP for Banking to enable large banks and financial service providers to run their comprehensive core banking processes on a single IT platform.

Press Conference / Investor Conference / Webcast

SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET)/9:00 AM (GMT)/4:00 AM (Eastern)/1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET)/1:00 PM (GMT) / 8:00 AM (Eastern)/5:00 AM (Pacific). Both conferences will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

Footnotes

1)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

2)	Worldwide market share based on comparable software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars.

3)	U.S. market share based on comparable U.S. software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP

SAP Reports 2003 Fourth Quarter and Full Year Results

considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars.

4)	Constant currency data excludes the impact of currency exchange rates.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers.

About SAP
SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations and achieving significant efficiencies throughout their supply chains. The unique core processes of various industries, from aerospace to utilities, are supported effectively by SAP’s 23 industry solution portfolios. Today, more than 20,500 customers in over 120 countries run more than 67,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT

(Tables to follow)

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group 4. Quarter
(unaudited)

(in EUR millions)

			Change in
	2003	2002	%

Software revenue	931	958	-3%
Maintenance revenue	673	628	7%
Product revenue	1,604	1,586	1%
Consulting revenue	520	575	-10%
Training revenue	76	92	-17%
Service revenue	596	667	-11%
Other revenue	15	22	-32%

Total revenue	2,215	2,275	-3%

Cost of product	-265	-235	13%
Cost of service	-437	-495	-12%
Research and development	-313	-262	19%
Sales and marketing	-418	-409	2%
General and administration	-99	-103	-4%
Other income/expenses, net	-4	13	-131%

Total operating expense	-1,536	-1,491	3%

Operating income	679	784	-13%

Other non-operating income/ expenses, net	24	9	167%
Financial income, net	-3	-3	0%

Income before income taxes	700	790	-11%
Income taxes	-275	-314	-12%
Minority interest	-2	-2	0%

Net income	423	474	-11%

Basic earnings per share (in €)	1.36	1.52	-11%

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group 4. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

Pro forma EBITDA reconciliation:
Net income	423	474	-11%

Minority interest	2	2	0%
Income taxes	275	314	-12%
Income before income taxes	700	790	-11%

Financial income, net	3	3	0%
Other non-operating income/expenses, net	-24	-9	167%
Operating Income	679	784	-13%

Depreciation & Amortization	63	56	13%
Pro forma EBITDA(2)	742	840	-12%
as a % of Sales	33%	37%

Pro forma operating income reconciliation:
Operating Income	679	784	-13%

LTI/STAR	83	16	419%
Settlement of stock-based compensation programs	1	2	-50%
Total stock-based compensation	84	18	367%
Acquisition-related charges	8	6	33%
Pro forma operating income excluding stock-based compensation & acquisition-related charges(1)	771	808	-5%
as a % of Sales	35%	36%

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group 4. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	-3	-3	0%

- thereof Impairment-related charges	0	-5	-100%
Income before income taxes	700	790	-11%

Income taxes	275	314	-12%
Effective Tax Rate	39%	40%

Pro forma Net income reconciliation:
Net income	423	474	-11%

Stock-based compensation, net of tax	54	12	350%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	0	3	-100%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges(1)	481	493	-2%

Pro forma EPS reconciliation:
Earnings per share (in €)	1.36	1.52	-10%

Stock-based compensation	0.18	0.04	350%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.00	0.01	-100%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)(1)	1.55	1.58	-2%

Weighted average number of Shares (in thousands)	310,750	311,615

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group
(unaudited)

Twelve months ended December 31,
(in EUR millions)

			Change in
	2003	2002	%

Software revenue	2,147	2,291	-6%
Maintenance revenue	2,569	2,423	6%
Product revenue	4,716	4,714	0%
Consulting revenue	1,954	2,204	-11%
Training revenue	299	414	-28%
Service revenue	2,253	2,618	-14%
Other revenue	56	81	-31%

Total revenue	7,025	7,413	-5%
Cost of product	-839	-860	-2%
Cost of service	-1,694	-1,956	-13%
Research and development	-994	-910	9%
Sales and marketing	-1.411	-1,627	-13%
General and administration	-354	-399	-11%
Other income/expenses, net	-3	-35	-91%
Total operating expense	-5,295	-5,787	-9%

Operating income	1,730	1,626	6%

Other non-operating income/ expenses, net	36	37	-3%
Financial income, net	17	-555	-103%
Income before income taxes	1,783	1,108	61%

Income taxes	-696	-599	16%
Minority interest	-7	-6	17%
Net income before extraordinary gain	1,080	503	115%

Extraordinary gain	0	6	-100%
Net income	1,080	509	112%

Basic EPS (in €)	3.48	1.63	112%

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group
(unaudited)

Twelve months ended December 31,
additional information
(in EUR millions)

			Change in
	2003	2002	%

Pro forma EBITDA reconciliation:
Net income	1,080	509	112%

Extraordinary gain	0	-6	-100%
Net income before extraordinary gain	1,080	503	115%

Minority interest	7	6	17%
Income taxes	696	599	16%
Income before extraordinary gain	1,783	1.108	61%

Financial income, net	-17	555	-103%
Other non-operating income/expenses, net	-36	-37	-3%
Operating Income	1,730	1.626	6%

Depreciation & Amortization	216	221	-2%
Pro forma EBITDA(2)	1,946	1,847	5%
as a % of Sales	28%	25%

Pro forma operating income reconciliation:
Operating Income	1,730	1,626	6%

LTI/STAR	125	9	1289%
Settlement of stock-based compensation programs	5	27	-81%
Stock-based compensation	130	36	261%
Acquisition-related charges	26	27	-4%
Pro forma operating income excluding stock-based compensation & acquisition-related charges(1)	1,886	1,689	12%
as a % of Sales	27%	23%

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Income Statements
SAP Group
(unaudited)

Twelve months ended December 31,
additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	17	-555	-103%
- thereof Impairment-related charges	-14	-427	-97%

Income before income taxes	1,783	1,108	61%

Income taxes	696	599	16%
Effective Tax Rate	39%	54%

Pro forma Net income reconciliation:
Net income	1,080	509	112%

Stock-based compensation, net of tax	83	23	261%
Acquisition-related charges, net of tax	15	16	-6%
Impairment-related charges, net of tax	14	416	-97%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges(1)	1,192	964	24%

Pro forma EPS reconciliation:
Earnings per share (in €)	3.48	1.63	112%

Stock-based compensation	0.27	0.07	261%
Acquisition-related charges	0.05	0.05	-6%
Impairment-related charges	0.04	1.33	-97%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) (1)	3.84	3.08	24%

Weighted average number of Shares (in thousands)	310,781	313,016

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Balance Sheets
SAP Group (unaudited)

(in EUR millions)

ASSETS

			Change in
	12/31/2003	12/31/2002%

Intangible assets	421	441	-5%
Property, plant and equipment	1,020	1,034	-1%
Financial assets	178	164	9%

FIXED ASSETS	1,619	1,639	-1%
Accounts receivables	1,765	1,967	-10%
Inventories and other assets	512	275	86%
Liquid assets/Marketable securities	2,103	1,239	70%

CURRENT ASSETS	4,380	3,481	26%
DEFERRED TAXES	250	402	-38%
PREPAID EXPENSES	68	88	-23%

TOTAL ASSETS	6,317	5,610	13%

SHAREHOLDERS’ EQUITY AND LIABILITIES

			Change in
	12/31/2003	12/31/2002%

SHAREHOLDERS’ EQUITY	3,712	2,872	29%
MINORITY INTEREST	59	56	5%
RESERVES AND ACCRUED LIABILITIES	1,549	1,562	-1%
OTHER LIABILITIES	692	758	-9%
DEFERRED INCOME	305	362	-16%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,317	5,610	13%

Days Sales Outstanding	76	87

SAP Reports 2003 Fourth Quarter and Full Year Results

Consolidated Statements of Cash Flows
SAP Group (unaudited)

for the period ended December 31,
(in EUR millions)

	2003	2002

Net income	1.080	509
Minority interest	7	6
Extraordinary gain	0	-6
Income from operations	1.087	509
Depreciation and amortization	216	221
Gains on disposal of property, plant and equipment and marketable equity securities, net	-4	-4
Losses from equity investments, net	0	395
Write-downs of financial assets, net	15	127
Impacts of hedging	3	59
Change in accounts receivable and other assets	60	143
Change in deferred stock compensation	101	24
Change in reserves and liabilities	0	65
Change in deferred taxes	73	104
Change in other non-fixed assets	20	60
Change in deferred income	-57	-16
Net cash provided by operating activities	1.514	1.687

Purchase of intangible assets and property, plant and equipment	-275	-309
Purchase of financial assets	-32	-44
Change in the scope of consolidation	-3	2
Proceeds from disposal of fixed assets	34	38
Investment in Commerce One	0	-2
Change in liquid assets (maturities greater than 90 days) and marketable securities	-640	92
Net cash used in investing activities	-916	-223

Dividends paid	-186	-182
Purchase of treasury stock	-88	-279
Change in bonds, net	13	7
Other changes to additional paid-in-capital	-2	-11
Proceeds from line of credit and long-term debt	1	1
Principal payments made on line of credit and long-term debt	-4	-429
Effect of 2002 STAR hedge	0	-43
Effect of 2003 STAR hedge	-39	0
Net cash used in financing activities	-305	-936

Effect of foreign exchange rates on cash	-69	-161
Net change in cash and cash equivalents	224	367

Cash and cash equivalents at the beginning of the period	1.122	755
Cash and cash equivalents at the end of the year	1.346	1.122

SAP Reports 2003 Fourth Quarter and Full Year Results

Footnote(1):

SAP has provided information in 2003, 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2004 and 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

     Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than non-temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote(2):

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.